Exhibit 99.1

CNIT Announces Management Changes

SHENZHEN, China, August 25, 2015 -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions in China, today announced management changes that will further integrate the Company’s operation, product and investment teams. As part of these changes, Mr. Zhiqiang Zhao, Mr. Zhixiong Huang and Mr. Junping Sun have been appointed to new positions effective immediately.

“We are in one the most exciting periods of innovation and new products in CNIT’s history,“ said Mr. Jianghuai Lin, Chairman and CEO of the Company. “The versatile applications of our Cloud-App-Terminal (CAT)-based advertising and information publication solutions continue to gain traction in various fields from public transportation to residential communities. We are appointing leaders with proven track record in operation, product and investment to accelerate the growth of our new businesses.”

Mr. Zhiqiang Zhao has been appointed President to oversee the day-to-day operations of the Company. He will continue to serve on the Board as a Director. Mr. Zhao has extensive experience in corporate operation and human resource management. Previously, Mr. Zhao served as the Supervisor of Human Resources for the Foxconn Technology Group. Mr. Zhao joined CNIT in 2005 and was most recently the COO of the Company.

Mr. Zhixiong Huang has been appointed Chief Operating Officer responsible for running the Cloud-App-Terminal services. In addition to having more than twenty years of experience in the IT industry, Mr. Huang is a government-certified expert in computer science and serves in industry affiliated organizations such as the Shenzhen Computer Industry Association (SCIA) and the Shenzhen Science and Technology Innovation Committee (SZSTI). Mr. Huang joined CNIT in 2006 and was the Chief Technology Officer of the Company from June 2012 until September 2013 when he became Senior VP of Sales of the Company.

Mr. Junping Sun has been appointed Chief Investment Officer to manage corporate assets for sustainable growth. Mr. Sun has more than fifteen years of experience in institutional investment. Previously, he worked at Shenzhen Capital Group Co. Ltd., a leading venture capital firm in China with RMB10.0 billion (approximately USD1.6 billion) of investable assets and over 500 portfolio companies. Mr. Sun jointed CNIT in 2013 and was most recently Senior VP of Investment of the Company.

About China Information Technology, Inc.

China Information Technology, Inc. (Nasdaq GS: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86.755.8831.9888
Email: ir@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com